EXHIBIT 99.4

February 6, 2015

VIA EMAIL, FAX AND REGISTERED MAIL, RETURN, RECEIPT REQUESTED

AeroCentury Corporation

1440 Chapin Avenue, Suite 310

Burlingame, California 94010

Attn:  Ms. Toni Perazzo, Secretary

Re:                             Notice of Nomination of Director at Annual Meeting

Dear Ms. Perazzo:

To the extent required by the Bylaws, as amended, of AeroCentury Corporation, a Delaware corporation (the “Company”), this letter constitutes notice that the undersigned intends to nominate the undersigned for election as a director of the Company at the next annual meeting of the Company’s stockholders (the “2015 Annual Meeting”).  The undersigned consents to serving as a director if elected.

In connection with the nomination of the undersigned as a director for election to the Company’s Board, the undersigned intends to prepare, file with the Securities and Exchange Commission and mail definitive proxy materials and solicit proxies from holders of at least the percentage of the Company’s voting shares required to approve the election at the 2015 Annual Meeting (or any other meeting at which directors are to be elected).  The undersigned determined to make such nomination following the Company’s lack of response to the undersigned’s letter dated January 9, 2015 in which the undersigned expressed interest in meeting with representatives of the Company to discuss a potential acquisition of the Company.  That offer to discuss a potential acquisition is hereby withdrawn.

According to the Company’s filings with the Securities and Exchange Commission, there is one director position open for election at the Company’s 2015 Annual Meeting.  In the event that there is more than one director position open for election at the 2015 Annual Meeting, whether as a result of an increase in the number of directors constituting the entire Board, a vacancy or otherwise, the undersigned reserves the right to nominate additional persons to be elected to such director positions.  Please advise the undersigned promptly if the Company intends to propose the election or more than one director at the 2015 Annual Meeting.

Below is additional information regarding the undersigned:

(1)         The name of the nominee is Lee Beaumont and his address of record is 2090 Centro Street, East, Tiburon, California 94920.

(2)         The undersigned, Lee Beaumont, is the holder of record of an aggregate of 100 shares of the Company’s common stock and the beneficial holder of an aggregate of 150,350 shares of the Company’s common stock.

(3)         The undersigned does not have any other material interest in the Company.

Please notify the undersigned immediately if you believe this notice is defective in any way or if the undersigned is required to take any other action with respect to nominating a director for election at the 2015 Annual Meeting.

/s/ Lee G. Beaumont
Lee G. Beaumont